UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 31, 2002

Date of Earliest Event Reported: May 30, 2002

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA   54-1387365
(State or other jurisdiction of   (I.R.S. Employer
incorporation or organization)   Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

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Item 5. Other Events and Regulation FD Disclosure.

On May 30, 2002, Dollar Tree Stores, Inc. issued a press release regarding its
participation in the upcoming U. S. Bancorp Piper Jaffray Conference and
the election of directors at its Annual Meeting of Shareholders. A copy of
the press release is attached to this Form 8-K as Exhibit 99.1 and is
incorporated herein by this reference.

Item 7: Financial Statements and Exhibits.

        (c)   Exhibits

Exhibit #   Description

99.1   Dollar Tree Stores, Inc.'s press release issued May 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the
undersigned, hereunto duly authorized.

DATE: May 31, 2002

                              DOLLAR TREE STORES, INC.

                    By:

                        Frederick C. Coble
                        Chief Financial Officer